NEW YORK, May 20/PR Newswire/- Laser Recording Systems (OTC BB:LRSY) announced that it has agreed to acquire all stock of SCL Ventures, Ltd., a British Virgin Islands company (SCL), pursuant to an Exchange Agreement executed today.

The Exchange Agreement provides that LRSY will acquire all of the outstanding shares of common stock of SCL in exchange for common stock of LRSY representing 95% of the issued and outstanding shares of LRSY as of the Closing. SCL will become a wholly owned subsidiary of LRSY.

Shareholders of approximately 68% of the outstanding common shares of LRSY have consented to the transaction. The Closing is scheduled to take place after notice to all shareholders of LRSY is delivered with such information, as required by applicable state and federal rules and regulations, so as to allow the shareholders to exercise their rights in connection with the exchange, with the parties agreeing to act expeditiously so as to close no later than 180 days from today.

SCL was organized for purposes of acquiring controlling interests in telecommunications and related service entities in Asia. With over $2,200,000 invested, SCL is in the process of acquiring a 51% interest in Guangzhou Weida Communications Co., Ltd., (Weida) a development stage communications services company in the Peoples Republic of China (PRC) and exploring other acquisition opportunites.

Beijing-based "Weida" is privately-held entity formed in April 2001, for the purpose of providing Very Small Aperture Satellite communications services
(VSAT). Weida is being restructured to effectuate its new ownership structure.

As part of the completion of the acquisition, SCL has delivered $805,153 to Weida for working capital and is obligated to deliver an additional $15 million for shareholder equity after the issuance of all required licenses and completion of the restructure. SCL will be responsible , based upon estimated capital requirements in excess of $100 million, to provide significant operating capital to Weida. There can be no assurance that any such funding will be available or if available will be available on satisfactory terms.

The VSAT services provided by Weida are intended to be used by businesses and government entities for satellite-based point-to-multipoint data communications, such as financial transactions, internet services, multimedia and TV. Weida is one of only two private, non- government VSAT operators in PRC in having the bi-directional license required for two-way Internet communications.

Weida does not operate satellites. Revenues are to be derived from managing the information data streams of its clients (fixed monthly and per stream), development of applications, sale/leasing of hardware components, and installation fees. Weida's first hub, in Suzhou, is operational, and approximately 20 customers have signed service agreements, including Northern China Telecom and Peoples Bank of China. Revenue to Weida has just commenced and the company must still be considered a development entity with minimal earnings.

Important  Information About  Forward-Looking  Statements

All statements in this news release that are other than statements of historical facts are forward- looking statements which contain LRSY's current expectations about its future results. Forward- looking statements involve numerous risks and uncertainties. LRSY has attempted to identify any forward-looking statements by using words such as "would," "proposed," "will," "shall," "right," "may," and other similar expressions. Although LRSY believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.